

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2011

Via E-mail
Gary G. Friedman
Chairman and Co-Chief Executive Officer
Restoration Hardware Holdings, Inc.
15 Koch Road, Suite J
Corte Madera, CA 94925

> **Re: Restoration Hardware Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 9, 2011**
> **File No. 333-176767**

Dear Mr. Friedman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to comment three in our letter dated November 10, 2011 and the supplemental materials provided to us. The supplemental materials do not appear to support your statement at the top of page 4 that the top 20 companies comprised 30% of the home furnishings market in 2008. Based upon the supplemental materials, this figure appears to be closer to 20%. Please revise or advise.

Our Growth Strategy, page 2

2. We note your response to comment four in our letter dated November 10, 2011. Please revise your references to the $143 billion home furnishings market on pages 3 and 82 to indicate that it is your belief, based on your research, that the market for home furnishings in the U.S. is $143 billion. Please also revise your disclosure on page 85 to

indicate that it is your belief that there are seven major categories in the housewares and home furnishings market.

Executive Compensation, page 105

3. We note your response to comment 19 in our letter dated November 10, 2011 and the related revisions to your disclosure. Please also disclose on page 107 where you discuss the increase in Mr. Alberini's salary effective July 1, 2011, that this increase was due to the findings of your compensation consultant and the compensation committee's determination that cash compensation for Mr. Alberini should be above the median, as you state on page 113.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Gavin Grover, Esq.
        Morrison & Forester LLP

        Stewart McDowell
        Gibson, Dunn & Crutcher LLP